

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



June 29, 2007

W. Thomas Conner, Esq.
Eric C. Freed, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: Request of Ameristock Fixed-Income ETF Trust for Relief from Section 11(d)(1) of, and Certain Rules under, the Securities Exchange Act of 1934

Dear Messrs. Conner and Freed:

In your letter dated June 29, 2007, you request, on behalf of Ameristock ETF Trust ("Trust"), the Funds (as defined below), the American Stock Exchange or any other national securities exchange through which shares of the Funds ("Fund Shares") may trade, the Funds' principal underwriter (ALPS Distributors, Inc.), and persons or entities engaging in transactions in Fund Shares and the purchase and redemptions of Creation Units (as defined in your letter), including Authorized Participants (as defined in your letter), exemptions from, or interpretive advice or no-action relief regarding, Section 11(d)(1) of the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 10b-10, 11d1-2 and 15c1-6 thereunder, in connection with secondary market transactions and the creation or redemption of Creation Units.

We understand that the Trust is an open-end management investment company and currently consists of five separate investment portfolios (each a "Fund" and collectively the "Funds"). Each Fund will seek investment results, before fees and expenses, that correspond generally to the price and yield performance of a specified fixed-income securities index (each an "Underlying Index" and collectively the "Underlying Indices"), as described more fully in your letter. Each Underlying Index is comprised of only one or two debt securities issued by the U.S. Treasury ("Treasury Securities"), and the components of each Underlying Index change whenever there is a new public sale or "auction" by the U.S. Government of an Index's underlying Treasury Security or Securities.

Response:

As we discussed,[1] we are treating your request for relief as a request that the staff of the Division of Market Regulation ("Staff") confirm that it will not recommend enforcement action

[1] Telephone conversation between Matthew A. Daigler and Eric C. Freed on June 28, 2007.

to the Commission if a broker-dealer treats Fund Shares, for purposes of the relief from Section 11(d)(1) and Rules 10b-10, 11d1-2, and 15c1-6 provided in the Letter re: Derivative Products Committee of the Securities Industry Association (November 21, 2005) ("Class Relief Letter"), as shares of a Qualifying ETF (as defined in the Class Relief Letter).[2]

Based on the facts and representations set forth in your letter, and, in particular, the representation that the Trust may rely on the Fixed-Income Class Relief Letter, the Staff will not recommend enforcement action to the Commission if a broker-dealer treats Fund Shares, for purposes of the relief from Section 11(d)(1) of the Exchange Act and Rules 10b-10, 11d1-2, and 15c1-6 thereunder provided in the Class Relief Letter, as shares of a Qualifying ETF. Accordingly, with respect to Fund Shares, to the extent that a broker-dealer satisfies the other conditions in the Class Relief Letter, it could rely on the exemptive and no-action relief contained therein.

This no-action position is subject to modification or revocation if at any time the Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, this position is based solely upon the representations you have made and is limited strictly to the facts and circumstances described in your letter. Any different facts or circumstances may require a different response. Finally, we express no view with respect to other questions the proposed activities may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules.

Finally, we note that we have twice expressed our views on the ability of broker-dealers to treat shares of fixed-income exchange-traded funds as shares of a Qualifying ETF for purposes of the relief provided in the Class Relief Letter.[3] Having stated our views, we will no longer respond to requests for relief from Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 relating to new fixed-income exchange-traded funds, unless they present novel or unusual issues.

Sincerely,



Brian A. Bussey
Assistant Chief Counsel

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2 On April 9, 2007, the Commission granted class relief specifically geared to ETFs investing in fixed-income securities with respect to Rules 10a-1, 10b-17 and 14e-5 under the Exchange Act, Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO. See Letter re: Class Relief for Fixed Income Exchange-Traded Funds ("Fixed-Income Class Relief Letter").

3 See also Letter re: iShares Trust (Dec. 22, 2006).

Sutherland
▪ Asbill & ▪
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

June 29, 2007

Catherine McGuire, Esq.
Associate Director and Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of Ameristock ETF Trust for Relief from Section 11(d)(1) of, and Certain Rules Under, the Securities Exchange Act of 1934

Dear Ms. McGuire:

I. Background and Summary of Request for Relief

Ameristock ETF Trust (the "Trust") is an open-end management investment company which was organized on June 5, 2006 as a Delaware business trust. The Trust currently consists of five separate investment portfolios (each a "Fund" and collectively the "Funds"), and relief is being requested in this letter as to each such Fund.[1] The Trust has filed a registration statement with the Securities and Exchange Commission (the "Commission") to register the Funds and their shares ("Fund Shares") with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act") and the Securities Act of 1933, as amended (the "1933 Act").[2] The Trust intends to list Fund Shares on the American Stock Exchange (the "Amex") in accordance with AMEX Rule 1000A-AEMI.[3]

[1] Relief is also being requested as to any investment portfolio of the Trust that may be created in the future that seeks investment results that correspond generally to a U.S. Treasury securities index.

[2] Registration Nos. 811-21941 and 333-136721. The registration statement was filed on August 18, 2006, and was declared effective on June 28, 2007.

[3] The Funds would meet Amex listing standards for fixed income exchange-traded funds that were recently approved by the Commission. *See* Securities Exchange Act Rel. No. 55437 (March 9, 2007). In the future, the Trust may determine to list Fund Shares on another national securities exchange registered with the Commission (each of Amex and any other such national securities exchange, an "Exchange"). If Fund Shares are listed on an Exchange other than AMEX in the future, Fund Shares will be listed in accordance with exchange listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Fund Shares also trade on an Exchange pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

On October 5, 2006, the Trust filed with the Commission an application under Section 6(c) of the 1940 Act, and on May 29, 2007 filed with the Commission an amended and restated application under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, File No. 812-13332 (the "Application"). An order granting the relief requested in the Application was issued by the Commission on June 26, 2007. The exemptive order permits the Funds to operate as open-end investment companies that are traded on an Exchange.

The market prices of exchange-traded Fund Shares are expected to vary from their net asset values ("NAVs"). Each Fund will issue and redeem Fund Shares at their NAVs only in aggregations of a specified number of Fund Shares, as further discussed below. Given the opportunities for arbitrage, it is not anticipated that any deviation between market prices and NAV will be material.

In connection with the secondary market trading of Fund Shares, the Trust, on behalf of itself, the Funds, the Amex or any other Exchange through which Fund Shares may trade, the Funds' principal underwriter (ALPS Distributors, Inc.), and persons or entities engaging in transactions in Fund Shares and the purchase and redemptions of Creation Units (defined below), including Authorized Participants (also defined below), hereby requests, as appropriate, from the staff of the Division of Market Regulation (the "Staff") of the Commission, or from the Commission, exemptions from, or interpretive or no-action advice regarding, Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 10b-10, 11d1-2 and 15c1-6 under the Exchange Act in connection with secondary market transactions and the creation or redemption of Creation Units.

The relief requested in this letter is substantially similar to the exemptive, interpretive or no-action relief granted by the Commission or the Staff to other open-end investment management companies and unit investment trusts (registered as such with the Commission) that have been listed and traded on an Exchange as exchange-traded funds ("ETFs").[4] In addition, the

[4] The Commission or the Staff has previously granted exemptive, interpretive or no-action relief from Section 11(d)(1) of the Exchange Act, and from Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 to investment companies and unit investment trusts holding domestic and international securities similar to the relief requested in this Letter. See, e.g., iShares Trust, letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Benjamin J. Haskin of Willkie Farr & Gallagher, LLP, dated December 22, 2006; PowerShares Lux NanoTech Portfolio, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Clifford Chance, US LLP, dated October 25, 2005; iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index, letter from James A Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan Lewis & Bockius, LLP, dated August 4, 2005; ProShares Trust, letter from Brian B. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Kathleen H. Moriarty of Carter, Ledyard & Milburn, dated June 20, 2005; Vanguard Emerging Markets Stock Index Fund, et al., letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Kathleen H. Moriarty of Carter, Ledyard & Milburn, dated March 9, 2005; PowerShares WilderHill Clean Energy Portfolio, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Clifford Chance US LLP, dated March 2, 2005; iShares FTSE/Xinhua China 25 Index Fund, letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan, Lewis & Bockius LLP, dated October 8, 2004; Vanguard Energy Index Fund and Vanguard Telecommunication Services Index Fund, letter from James A. Brigagliano, Assistant Director,

Commission, in a letter to the Derivatives Products Committee of the Securities Industry Association (the "Class Relief Letter"), has granted class relief from Section 11(d)(1) of the Exchange Act and Rules 11d1-2, 10b-10, 15c1-5 and 15c1-6 under the Exchange Act to ETFs meeting certain criteria set forth in such letter.[5]

The Class Relief Letter includes the condition that an ETF relying on the letter consist of a basket of twenty or more "component securities," with no component security constituting more than 25% of the total value of the ETF. Given that the Funds intend, as described in more detail below, to track the performance of certain securities indices consisting at any given time of one or two securities issued by the United States Treasury, the Funds would not appear to meet this requirement of the Class Relief Letter based on a strict reading of such requirement. Accordingly, the Trust, on behalf of itself and the other aforementioned parties, hereby requests relief from the aforementioned Exchange Act provision and rules.

II. Parties

A. The Funds

Each Fund will seek investment results, before fees and expenses, that correspond generally to the price and yield performance of a specified fixed income securities index

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Division of Market Regulation, to Barry A. Mendelson of The Vanguard Group, Inc., dated October 8, 2004; iShares Lehman U.S. Treasury Inflation Protected Securities Fund and iShares Lehman U.S Aggregate Bond Fund (each a series of the iShares Trust), letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan, Lewis & Bockius, LLP, dated September 25, 2003; NASDAQ Stock Market, Inc., letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Edward S. Knight, Executive Vice President and General Counsel of NASDAQ Stock Market, Inc., dated November 13, 2002, (regarding an extension to NASDAQ of the application of "generic relief" previously granted to the AMEX with respect to certain exchange traded funds); ETF Advisors Trust (with respect to the trading of FITRs), letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Mary Joan Hoene of Carter, Ledyard & Milburn, dated November 1, 2002; iShares Trust, letters from James A. Brigagliano, Associate Director, Division of Market Regulation, to W. John McGuire of Morgan, Lewis & Bockius LLP, dated July 25, 2002, to Mary Joan Hoene of Carter, Ledyard & Milburn, dated December 1, 2000, and September 5, 2000, and to Kathleen H. Moriarty of Carter, Ledyard & Milburn, dated May 16, 2000; Nasdaq 100 Trust, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to James F. Duffy, Executive Vice President and General Counsel, AMEX, dated March 3, 1999; Select Sector SPDR Trust, letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss of Gordon Altman Butowsky, dated December 14, 1998; and DIAMONDS Trust, letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation, to James F. Duffy, Executive Vice President and General Counsel, AMEX, dated January 9, 1998.

[5] Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, to Derivative Products Committee of the Securities Industry Association, dated November 21, 2005. Very recently, the Commission granted class relief specifically geared to ETFs investing in fixed-income securities with respect to Rules 10a-1, 10b-17 and 14e-5 under the Exchange Act, Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO to ETFs meeting similar criteria. Letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Benjamin J. Haskin of Willkie Farr & Gallagher, LLP, dated April 9, 2007 (the "Willkie Farr Class Relief Letter"). We believe that the Trust may rely on the Willkie Farr Class Relief Letter without submitting a separate request for relief as to the provisions addressed in that letter.

(individually, an "Underlying Index" and collectively, the "Underlying Indices"), as described below and in more detail in Appendix A hereto. Each Underlying Index is comprised of only one or two debt securities issued by the U.S. Treasury ("Treasury Securities"), and the components of each Underlying Index change whenever there is a new public sale or "auction" by the U.S. Government of an Index's underlying Treasury Security. This "rolling" aspect of each Underlying Index is intended so that each Underlying Index serves as a benchmark reflecting the current yield of U.S. Government securities of a given maturity. The Underlying Indices are owned and maintained by Ryan Holdings LLC and Ryan ALM, Inc. (collectively, the "Index Provider").[6]

Each Fund will invest at least 90% of its total assets in Treasury Securities, and up to 10% in futures contracts, options, various money market instruments and other derivative instruments. Because each Underlying Index is comprised of only one or two securities, and those securities change each time an auction of a security occurs, it is not practicable for the Funds to invest exclusively in the component securities of the Underlying Indices. Instead, each Fund invests in a limited number of (fewer than ten) Treasury Securities that are intended to produce portfolio cash flows similar in duration to those of the security(ies) in its Underlying Index. These Treasury Securities may include the Treasury Securities that are component securities of the Underlying Index, Treasury Securities that were such components when purchased by the Fund but no longer are because of a subsequent auction, and Treasury Securities that had longer maturities when initially issued but whose remaining maturities make them appropriate for investment by the Fund. In order to track the performance of its Underlying Index, Ameristock Corporation (the "Adviser"), the investment adviser of each Fund, seeks to match the average dollar-weighted duration of the Fund closely to the duration of its Underlying Index (plus or minus a number of months specified below).

The five Funds and their Underlying Indices are as follows:

(1) Ameristock/Ryan 1-Year Treasury ETF. The Fund seeks performance that corresponds generally to the performance of the Ryan 1 Year Adjusted Treasury Index. The Ryan 1 Year Adjusted Treasury Index is based on the return of a portfolio with 2/3 weighting in the most recent auctioned 6-month U.S. Treasury bill and 1/3 weighting in the most recently auctioned 2-year U.S. Treasury note. The Adviser attempts to match the average dollar-weighted duration of the Fund to within one month of the duration of such Underlying Index.

(2) Ameristock/Ryan 2-Year Treasury ETF. The Fund seeks performance that corresponds generally to the performance of the Ryan 2 Year Treasury Index. The Ryan 2 year Treasury Index is based on the return of the most recently auctioned 2-year U.S.

[6] The Adviser (as defined below) has entered into a Consulting Services and Licensing Agreement ("Licensing Agreement") with the Index Provider. Under the Licensing Agreement, the Index Provider grants the Adviser a license to use the Underlying Indices and certain related service names and marks of the Index Provider. Under a Sublicense Agreement, the Adviser in turn grants sub-license rights to the Trust at no charge.

Treasury note. The Adviser attempts to match the average dollar-weighted duration of the Fund to within two months of the duration of such Underlying Index.

(3) Ameristock/Ryan 5-Year Treasury ETF. The Fund seeks performance that corresponds generally to the performance of the Ryan 5 Year Treasury Index. The Ryan 5 Year Treasury Index is based on the return of the most recently auctioned 5-year U.S. Treasury note. The Adviser attempts to match the average dollar-weighted duration of the Fund to within six months of the duration of such Underlying Index.

(4) Ameristock/Ryan 10-Year Treasury ETF. The Fund seeks performance that corresponds generally to the performance of the Ryan 10 Year Treasury Index. The Ryan 10 Year Treasury Index is based on the return of the most recently auctioned 10-year U.S. Treasury note. The Adviser attempts to match the average dollar-weighted duration of the Fund to within six months of the duration of such Underlying Index.

(5) Ameristock/Ryan 20-Year Treasury ETF. The Fund seeks performance that corresponds generally to the performance of the Ryan 20 Year Treasury Index. The Ryan 20 Year Treasury Index is based on an equal weighting of the most recently auctioned 10-year U.S. Treasury note and 30-year U.S. Treasury bond. The Adviser attempts to match the average dollar-weighted duration of the Fund to within nine months of the duration of such Underlying Index.

B. Other Parties

Adviser – The Adviser is the investment adviser to each Fund, with overall responsibility for the management and administration of the Funds, subject to the supervision of the Trust's Board of Trustees. The Adviser is a California corporation, with its principal office located at 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser has the authority to engage one or more sub-advisers to manage the investments of each Fund, but has no current intention of doing so.

Distributor - ALPS Distributors, Inc. ("Distributor") is a Commission-registered broker-dealer and a member of the National Association of Securities Dealers, Inc. The Distributor acts on an agency basis and is the principal underwriter for the Trust in connection with the issuance of Creation Units (as defined below) of each Fund. The Distributor is not an affiliated person of the Trust or the Adviser.

Administrator/Custodian/Transfer Agent – Brown Brothers Harriman & Co. ("BBH") acts as administrator ("Administrator"), custodian ("Custodian"), and a transfer agent ("Transfer Agent") for each Fund. The identity of the Administrator, Custodian, and the Transfer Agent is disclosed in the Prospectus and Statement of Additional Information for the Trust. The performance of the duties and obligations of BBH in these various capacities will be conducted within the provisions of the 1940 Act and the rules thereunder.

III. Fund Shares

A. Purchase of Creation Units

Shares are issued and sold by the Funds only in "Creation Units," each of which consists of 100,000 Shares, on a continuous basis through the Distributor at their net asset value ("NAV") next determined after receipt of an order in proper form.[7] Creation Units may be purchased only by or through a DTC Participant that has the ability to clear through the Federal Reserve System and that has entered into an agreement with the Distributor and the Transfer Agent with respect to creations and redemptions of Creation Units (each such entity being an "Authorized Participant"). The Distributor will deliver the Trust's Prospectus (and, upon request, Statement of Additional Information) to each Authorized Participant purchasing Creation Units.

The consideration for purchase of a Creation Unit generally consists of the deposit of a designated portfolio of securities that the Adviser believes in the aggregate will cause the Fund to closely match the duration and price and yield performance of the Fund's Underlying Index (the "Deposit Securities") and an amount of cash (the "Cash Component"). The Cash Component represents the difference between the net asset value of a Creation Unit and the market value of the Deposit Securities. Together, the Deposit Securities and the Cash Component constitute the "Fund Deposit," which represents the minimum initial and subsequent investment amount for the purchase of a Creation Unit of any Fund.

Creation Units of each Fund may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities. In these circumstances, the initial deposit will have a value greater than the net asset value of the Shares on the date the order is placed in proper form since, in addition to available Deposit Securities, cash must be deposited in an amount equal to the sum of (i) the Cash Component, plus (ii) at least 105% of the market value of the undelivered Deposit Securities (the "Additional Cash Deposit"). An additional amount of cash shall be required to be deposited with the Trust, pending delivery of the missing Deposit Securities to the extent necessary to maintain the Additional Cash Deposit with the Trust in an amount at least equal to 105% of the daily marked to market value of the missing Deposit Securities. To the extent that missing Deposit Securities are not received by the Trust, the Trust may use the cash on deposit to purchase the missing Deposit Securities. Authorized Participants will be liable to the Trust for the costs incurred by the Trust in connection with any such purchases. These costs will be deemed to include the amount by which the actual purchase price of the Deposit Securities exceeds the market value of such Deposit Securities on the day the purchase order was deemed received by the Distributor, plus the brokerage and related transaction costs associated with such purchases. The Trust will return any unused portion of the Additional Cash Deposit once all of the missing Deposit Securities have been properly received

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[7] The net asset value of each Fund will be computed once each day that (i) the U.S. Government securities markets, (ii) the Custodian, and (iii) the New York Stock Exchange and the American Stock Exchange are open for business. The net asset value will be computed as of the close of regular trading of the U.S. Government securities markets (normally 3:00 p.m. Eastern time).

by the Custodian or purchased by the Trust and deposited into the Trust. In addition, a transaction fee, as set forth below, will be charged in all cases.

All standard orders to purchase Creation Units must be received by the Distributor no later than the close of regular trading in the U.S. Government securities markets, ordinarily 3:00 p.m. Eastern time ("Closing Time"), on the date such order is placed in order for the purchase of Creation Units to be effected based on the net asset value of Fund Shares as next determined on such date after receipt of the order in proper form. Orders requesting substitution of a "cash-in-lieu" amount as described below generally must be received by the Distributor no later than 2:00 p.m. Eastern time to enable the order to be effected at the NAV determined at the Closing Time. The date on which an order to create Creation Units (or an order to redeem Creation Units, as discussed below) is placed is referred to as the "Transmittal Date." Any order that is not in proper form will be rejected. Fund Deposits must be delivered through the Federal Reserve System by an Authorized Participant.

The transfer of the Fund Deposit must be ordered by the DTC Participant in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund by no later than 1:00 p.m. Eastern time, on the Settlement Date. The "Settlement Date" for all Funds is generally the first Business Day after the Transmittal Date. At such time, the Transfer Agent will take the necessary steps to release the Creation Unit(s) and credit them to the Authorized Participant's account with DTC.

The standard transaction fee for each Fund will be $1,000 for an in-kind creation, charged per day on which the investor purchases Creation Units of Fund Shares, regardless of the number of Creation Units being purchased by the investor on that day. Authorized Participants will also be responsible for the costs of transferring the securities constituting the Deposit Securities to the account of the Fund. In all cases, such fees will be limited in accordance with the requirements of the SEC applicable to management investment companies offering redeemable securities.

The Trust may permit, in its discretion, with respect to one or more Funds under certain circumstances, an Authorized Participant to substitute cash in lieu of depositing some or all of the requisite Deposit Securities, and the Trust may substitute cash for Redemption Securities, as defined below, in the case of a redemption. In addition, as described above, Fund Shares may be issued in advance of receipt of Deposit Securities subject to various conditions including a requirement to maintain on deposit with the Trust cash at least equal to 105% of the market value of missing Deposit Securities. In each instance of such cash sales or redemptions, the Trust may impose transaction fees that will be higher than the transaction fees associated with in-kind purchases or redemptions. In all cases, such fees will be limited in accordance with the requirements of the Commission applicable to management investment companies offering redeemable securities, and will be fully disclosed in the prospectus and Statement of Additional Information for the Funds.

The Custodian makes available through the National Securities Clearing Corporation ("NSCC") on each Business Day, prior to the opening of business on the Amex (currently 9:30 a.m. Eastern time), the list of the names and the required number and maturity of each Deposit

Security to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for each Fund. Such Deposit Securities are applicable, subject to any adjustments as described below, in order to effect creations of Creation Units of a given Fund until such time as the next-announced composition of the Deposit Securities is made available.

The identity, number and maturity of the Deposit Securities required for a Fund Deposit for each Fund changes as rebalancing adjustments and interest payments on underlying bonds are reflected from time to time by the Adviser, with a view to remaining consistent with the investment objective of each Fund. The composition of the Deposit Securities will also reflect changes in the composition of the Fund's Underlying Index known to the Adviser on the date of announcement to be in effect by the time of delivery of the Fund Deposit.

Due to the value of a Creation Unit in each Fund, it is expected that, generally, only institutions will purchase Creation Units from the Funds.

B. Redemption of Creation Units

Fund Shares are redeemable only in Creation Units through BBH in its capacity as the Transfer Agent. Orders to redeem Creation Units of the Funds may only be effected by or through an Authorized Participant.

Consistent with Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem Shares directly from a Fund will not be suspended, nor payment upon redemption delayed, except (i) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings); (ii) for any period during which trading on the New York Stock Exchange is suspended or restricted; (iii) for any period during which an emergency exists as a result of which disposal of the Shares or determination of the Shares' net asset value is not reasonably practicable; (iv) on days that are not Business Days; or (iv) in such other circumstance as is permitted by the Commission. Subject to the foregoing, Creation Units are redeemable on any Business Day, principally in exchange for portfolio securities held by the Funds ("Portfolio Securities").

BBH, through the NSCC, makes available immediately prior to the opening of business on the AMEX the list of names and the number of shares of each Fund's Portfolio Securities that will be applicable (subject to possible amendment or correction) to redemption requests received in proper form on that day ("Redemption Securities"). Unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally consist of Redemption Securities as announced by the Custodian on the Business Day of the request for redemption, plus cash in an amount equal to the difference between the net asset value of the Shares being redeemed, as next determined after a receipt of a request in proper form, and the value of the Redemption Securities, less the redemption transaction fee. In the event that the Redemption Securities have a value greater than the net asset value of the Shares, a compensating cash payment to the Trust equal to the differential will be required to be paid by or on behalf of the redeeming investor. An Authorized Participant or an investor for which it is acting that is subject to a legal restriction with respect to a particular stock included in the

Redemption Securities applicable to the redemption of a Creation Unit may be paid an equivalent amount of cash.

If redemptions are effected in cash the redemption proceeds will be equal to the net asset value of the Fund Shares based on the net asset value of the Fund next determined after the redemption request is received in proper form by the Transfer Agent, minus a redemption transaction fee specified for cash redemptions in the Trust's Prospectus. As with purchases, redemptions of Shares will be effected through the Federal Reserve System and DTC, and settlement will occur no later than the Business Day following the day on which a redemption order is received in proper form.

C. The Trading Market

Fund Shares will be freely tradeable on the Amex throughout the trading session. The price of Fund Shares trading on the Amex will be based on a current bid/offer market. The trading market on the Amex affords investors the opportunity to assume and liquidate positions in Fund Shares at their discretion, permitting them to take advantage of prices at any time of the trading day. This combination of intra-day liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should mitigate pricing inefficiencies. The structural characteristics of Fund Shares are believed to provide investors with a liquid, price-efficient security that closely tracks its Underlying Index.

By offering investors the ability to buy, in effect, a very small amount of Treasury Securities and to maintain a relatively constant, specified duration, the Funds allow retail investors to employ a strategy currently available, for all practical purposes, only to institutional investors, and allow such investment without the restrictions of a non-exchange traded, open-end fund.

IV. Disclosure Documents

The purchase of Fund Shares in Creation Unit aggregations or in secondary market transactions will be accompanied or preceded by a statutory prospectus or a "Product Description."[8]

The Distributor will coordinate the production and distribution of prospectuses and Product Descriptions to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a prospectus or Product Description (if the Application is granted) is provided to each secondary market purchaser of Fund Shares.

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[8] In the Application, the Trust is seeking an exemption from Section 24(d) of the 1940 Act. The exemption would be conditioned on an undertaking that investors purchasing Fund Shares from or through dealers in the secondary market will receive a short "Product Description" in lieu of the lengthier statutory prospectus. The Product Description will provide a plain English description of the relevant Fund and its Fund Shares.

V. Requests for Relief

The relief requested in this letter is identical or substantially similar to the relief previously granted by the Commission to other ETFs not related to the Trust.[9]

A. Rule 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the purchase and redemption of Creation Units. The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of Fund Shares in the secondary market.

The Trust proposes that broker-dealers or other persons either purchasing or redeeming Fund Shares in Creation Unit aggregations for their customers be permitted to provide such customers with a statement of the number of such Creation Units created or redeemed without providing a statement of the identity, number, price and maturity of individual Deposit Securities tendered to the Trust for purposes of purchasing Creation Units, or the identity, number, price and maturity of individual Redemption Securities to be delivered by the Trust to the redeeming holder. The composition of the Deposit Securities required for tender or the Redemption Securities required for delivery will be disseminated by the Custodian through NSCC on each Business Day and will be applicable to requests for creations or redemption, as the case may be, on that day. This information will be publicly available at the primary listing Exchange and will be made available to requesting broker-dealers or other persons through the NSCC. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. The Trust anticipates that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable securities, so that specific information in the Rule 10b-10 notification would be redundant.

The Trust agrees that any exemptive or interpretive relief under Rule 10b-10 with respect to creations and redemptions be subject to the following conditions:

(1) Confirmations to customers engaging in creations or redemptions must state that all information required by Rule 10b-10 will be provided upon request;

(2) Any such request by a customer for information required by Rule 10b-10 will be filled in a timely manner, in accordance with Rule 10b-10(c); and

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[9] See footnote 3, supra.

(3) Except for the identity, number, price and maturity of such Deposit Securities or Redemption Securities, confirmations to customers must disclose all other information required by Rule 10b-10(a).

B. Section 11(d)(1) of the Exchange Act and Rule 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security that was part of a new issue in the distribution of which the broker-dealer participated as a member of a selling syndicate within thirty days prior to such transaction with the customer.[10] Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end management investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust hereby requests clarification that Section 11(d)(1) does not apply to broker-dealers that engage in both proprietary and customer transactions in Fund Shares in the secondary market. The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in Fund Shares (*i.e.*, broker-dealers that do not participate in the issuance of Creation Units as Authorized Participants) does not further the purposes of Section 11(d)(1) or Rule 11d1-2. The only compensation a broker-dealer will receive for representing a customer in purchasing Fund Shares in secondary market transactions is a customary commission (if acting as agent) or mark-up/spread (if acting as principal), determined in the same manner as in any sale of stock by the broker-dealer in a secondary market transaction.

In addition, with regard to broker-dealers who participate in the issuance of Creation Units ("Broker-Dealer APs"), the Trust believes that Broker-Dealer APs do not have incentives to use credit to engage in the "share pushing" that Section 11(d)(1) was designed to address.[11] First, Broker-Dealer APs do not have the risk exposures that underwriters face in firm-commitment underwritings of new issues. For example, Broker-Dealer APs do not have capital at risk or market exposure of the type that an underwriter has with respect to its allotment of a new offering. Authorized Participants are under no obligation to place orders for any amount of Creation Units, and therefore they act only on a demand-driven basis – Authorized Participants purchase creation units of ETF shares only as and when they or their customers need the ETF shares for trading or investment purposes. As a result, Broker-Dealer APs do not have an incentive to extend, maintain, or arrange credit to induce purchases of securities in order to reduce funding and market risk exposures.

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[10] Section 11(d)(1) was intended to address conflicts of interest arising when a person acts as both a broker and a dealer, one of which is that a broker-dealer could induce his customers to buy on credit the very same securities he has undertaken to distribute to the public.

[11] The Trust notes that Broker-Dealer APs may in certain instances be covered by the exemptions provided in Rule 11d1-1.

In addition, Broker-Dealer APs do not receive the types of special sales compensation typically paid to underwriters or placement agents. They will not be paid an underwriting commission, concession or sales charge from the Trust or the Distributor in connection with the purchase of Creation Units from the Trust. As noted above, Broker-Dealer APs will be required to pay a transaction fee for the purchase of a Creation Unit. In addition, upon sale of the Fund Shares comprising a Creation Unit to customers or other broker-dealers, a Broker-Dealer AP (like a broker-dealer engaging in or effecting transactions in Fund Shares that is not an Authorized Participant) receives only a customary commission or mark-up/spread, determined in the same manner as in any sale of stock by the Broker-Dealer AP in a secondary market transaction. These forms of compensation do not create any special incentives for a Broker-Dealer AP to extend, maintain, or arrange for the extension or maintenance of credit to investors in order to induce a purchase of Fund Shares.

We note that upon the initial formation of the Trust, Broker-Dealer APs may invest in a substantial amount of Fund Shares (in the form of Creation Units), among other reasons, to facilitate the launch of the Funds. In order to address any concerns that might arise regarding the incentives created by any such initial investment in the Funds, we believe it would not be inappropriate for the Commission to continue to apply Section 11(d)(1) to Broker-Dealer APs for a period of thirty days after the Fund Shares initially commence trading.

The Trust also requests that the Staff not recommend any enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat Fund Shares, for purposes of Rule 11d1-2, as "securities issued by a registered open-end investment company . . . as defined in the Investment Company Act" and thereby extend credit or maintain or arrange for the extension or maintenance of credit on Fund Shares that have been owned by the persons to whom credit is provided for more than thirty days, in reliance on the exemption contained in Rule 11d1-2.

C. Rule 15c1-6

Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which the broker-dealer effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer. The Trust believes that disclosure by a broker-dealer of its participation in a primary or secondary distribution of any security held by a Fund or component security in the relevant Underlying Index would impose an unnecessary and unjustifiable burden on broker-dealers engaging in transactions in Shares for their customers. There is no realistic potential for manipulating the market price of a security held by any Fund or the market price of any security in the relevant Underlying Index by transactions in Shares because the Portfolio Securities will predominately be, and the component securities of the Underlying Indices are limited to, U.S. Treasury securities, which are exempted securities as defined in Section 3(a)(12) of the Exchange Act. The inability to manipulate the market in these securities is demonstrated by their exclusion from Rules 101 and 102 of Regulation M.[12] The same justification would

[12] *See* Rule 101(c)(3) and Rule 102(d)(3) of Regulation M.

apply to granting relief from providing this disclosure to customers in connection with the creation or redemption of Creation Unit aggregations of Shares. Furthermore, application of Rule 15c1-6 could adversely affect the attractiveness of Shares to broker-dealers and thereby affect the market liquidity and the pricing efficiency of Shares. The Trust, therefore, requests that the Commission grant no-action relief from the application of Rule 15c1-6 with respect to purchase and redemptions of Creation Units, and secondary market transactions in Shares.

V. Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. Should you have any questions please call Tom Conner at 202.383.0590 or Eric Freed at 212.389.5055.

Very truly yours,



W. Thomas Conner



Eric C. Freed

cc: Brian A. Bussey
Matthew A. Daigler

Appendix A

Description of Underlying Indices

The Underlying Indices were created by Ronald J. Ryan, are owned by Ryan Holdings LLC and Ryan ALM, Inc., and are compiled and maintained by Ryan ALM, Inc. (collectively the "Index Provider"). Since 1983, the Index Provider and its predecessors have calculated and published indices based on the "on-the-run" ("OTR") U.S. Treasury yield curve. The Underlying Indices serve as the accepted benchmarks of OTR rates. An OTR Treasury Security is the most recently auctioned Treasury bill, note or bond of a stated maturity.

Methodology

Ryan 1-Year Adjusted Treasury Index - Since May 23, 2001, this Index has been based on (a) the return of the most recently auctioned 6-month Treasury bill, weighted two-thirds, and (b) the return of the most recently auctioned 2-year Treasury note, weighted one-third. The Index is calculated once each day. The original Index was created on December 31, 1988. The 6-month Treasury bill is replaced upon each weekly auction of new 6-month Treasury bills, and the 2-year Treasury note is replaced upon each new monthly auction.

Ryan 2-Year Treasury Index - The Index is based on the return of the most recently auctioned 2-year Treasury note. The Index is calculated once each day. The Index is available for periods back to August 24, 1973. The 2-year Treasury note is replaced upon each new monthly auction.

Ryan 5-Year Treasury Index - The Index is based on the return of the most recently auctioned 5-year Treasury note. The Index is calculated once each day. The Index is available for periods back to August 28, 1979. The 5-year Treasury note is replaced upon each quarterly auction of new 5-year Treasury notes.

Ryan 10-Year Treasury Index - The Index is based on the return of the most recently auctioned 10-year Treasury note. The Index is calculated once each day. The Index is available for periods back to November 1, 1977. The 10-year Treasury note is replaced upon each new quarterly auction.

Ryan 20-Year Treasury Index - The Index is based on the return of the most recently auctioned 10-year Treasury note and the return of the most recently auctioned 30-year Treasury bond, weighted equally. The Index is calculated once each day. The Index is available for periods back to December 31, 1977. The 10-year Treasury note is replaced upon each quarterly auction of such notes, and the 30-year Treasury bond is replaced upon each new auction.

Index Construction Methods

Single Maturity OTR Indices (Ryan 2-Year Treasury, Ryan 5-Year Treasury, and Ryan 10-Year Treasury)

1. The old auction issue at a particular stated maturity (e.g. 2-year note) is rolled into the new auction issue on the appropriate auction date at 3:00 p.m. Eastern time for settlement on the new issue's issue date.
2. The new auction issue (OTR) is purchased at the offer price for settlement on its issue date.
3. The old auction issue is sold at the bid price for settlement on the new auction issue date (simultaneous settlement).
4. From auction date to new issue settlement date, the Indices receive the price return of the new OTR auction issue and the income return of the old auction issue.
5. Each Index is priced at the bid side once daily at 3:00 p.m. Eastern time to obtain the daily value most widely published. Intra-day values will be disseminated every 15 seconds by the AMEX each business day.
6. The index construction assumes no coupon reinvestment since interest is paid semi-annually and all note auctions are either monthly or quarterly. A change in the auction schedule may necessitate a change in the treatment of coupons (i.e., reopenings, longer intervals in the auction process).

Composite Maturity Indices (Ryan 1-Year Adjusted Treasury and Ryan 20-Year Treasury)

1. The Single Maturity Index procedure is followed for each of the 6-Month, 2-Year, 10-Year, and 30-Year maturities.
2. The 1-Year Adjusted Treasury Index is calculated by combining two-thirds of the 6-Month return and one-third of the 2-Year return. The 20 Year Treasury Index is calculated by combining one-half of the 10-Year return and one-half of the 30-Year return.

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